                               September 17, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  OSCA, Inc. Form S-4 (File Number 333-62102)

Ladies and Gentlemen:

     This application is made by OSCA, Inc. ("OSCA") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), for permission to withdraw its registration statement (the "Registration Statement") on Form S-4 (File Number 333-62102), as amended, that was originally filed with the Securities and Exchange Commission (the "Commission") on June 1, 2001. The Registration Statement was not declared effective, and no OSCA common stock has been offered, issued or sold under the Registration Statement.

     The withdrawal requested hereby is being sought because OSCA has been acquired by BJ Services Company, a Delaware corporation ("BJ Services"), effective as of today at or about 8:00 a.m. Eastern time (the "Effective Time"). At the Effective Time, OSCA became a wholly owned indirect subsidiary of BJ Services, and each outstanding share of OSCA common stock (other than treasury shares, shares held by BJ Services and shares as to which appraisal rights have been properly exercised) was converted into the right to receive $28.00 in cash, without interest.

     On the basis of the foregoing, OSCA respectfully requests that the Commission grant its application to withdraw the Registration Statement.

     BJ Services anticipates offsetting the filing fees paid by OSCA in connection with the filing of the Form S-4 against filing fees due for registration statements filed by BJ Services, as permitted by Rule 457(p) of the Securities Act.

     Should you have any questions or require anything further, please call Melinda Brunger of Andrews & Kurth L.L.P. at (713) 220-4305.

                                             Very truly yours,

                                             OSCA, Inc.


                                             By:  /s/ MARGARET B. SHANNON
                                                --------------------------------
                                             Name:  Margaret B. Shannon
                                             Title: Vice President and Secretary